FORM 10-SB
       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
         ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                            EXCHANGE ACT OF 1934


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                         MEDCARE TECHNOLOGIES, INC.
            ----------------------------------------------------
           (Exact name of registrant as specified in its charter)


        UTAH                                           87-0429962B
        ----                                           -----------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                     Identification No.)


Suite 1408 -- 400 Burrard Street, Vancouver, BC, Canada    V6C 3G2
-------------------------------------------------------   --------
(Address of principal executive offices)                 (Zip Code)


Registrant's telephone number, including area code: (604) 643-1765
                                                    --------------

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class               Name of each exchange on which
      to be so registered               each class is to be registered

         Common Stock                                None
       $0.001 par value

Securities to be registered pursuant to Section 12(g) of the Act:

                    100,000,000 Shares of Common Stock,
                         including 800,000 options
                    1,000,000 Shares of Preferred Stock

                             TABLE OF CONTENTS

                                                             PAGE
COVER PAGE . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

TABLE OF CONTENTS. . . . . . . . . . . . . . . . . . . . . . . . . .2

PART I     . .  . . . . . . . . . . . . . . . . . . . . . . . . . . 3

          DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . . 3

          DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . . 5

          DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT
           EMPLOYEES . .  . . . . . . . . . . . . . . . . . . . . . 5

          REMUNERATION OF DIRECTORS AND OFFICERS. . . . . . . . . . 6

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
           SECURITYHOLDERS. . . . . . . . . . . . . . . . . . . . . 6

          INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
           TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . 7

          SECURITIES BEING OFFERED. . . . . . . . . . . . . . . . . 7

PART II     . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

          MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER STOCKHOLDER MATTERS. . . . .. . . 8

          LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . .. 9

          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS. . . . . .. 9

          RECENT SALES OF UNREGISTERED SECURITIES. . . . . . . . . .9

          INDEMNIFICATION OF DIRECTORS AND OFFICERS. . . . . . . . .9

PART F/S   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

          FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . 10

PART III   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

          INDEX TO EXHIBITS. . . . . . . . . . . . . . . . . . . . 10

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

                                   PART I


     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.


ITEM 6.   DESCRIPTION OF BUSINESS

     MedCare Technologies, Inc. (the "Company"), formerly known as Multi-Spectrum Group, Inc., was incorporated under the name Santa Lucia Funding, Inc., in the State of Utah on January 17, 1986, with an authorized capital of 50,000,000 common shares with a par value of $0.001. On February 8, 1990, the Company adopted a plan of merger with Multi-Spectrum Group, Inc., a Delaware corporation. According to the terms of this plan, Multi-Spectrum Group, Inc., a Delaware corporation, and Santa Lucia Funding, Inc., a Utah corporation, merged into Santa Lucia Funding, Inc., a Utah corporation, which then changed its name to Multi-Spectrum Group, Inc. The outstanding shares of Multi-Spectrum Group, Inc. were converted into common shares of Santa Lucia Funding, Inc. at the exchange rate of 55,305 shares of Santa Lucia for each common share of Multi-Spectrum then issued and outstanding. In addition, the number of common shares authorized was increased from 50,000,000 to 100,000,000 with the par value remaining at $0.001.

     On August 11, 1995, a reverse split of the common stock by a ratio of one new for 1,200 old was effected, with the par value remaining at $0.001. This reduced the total number of shares issued and outstanding to 58,519. On August 14, 1995, the Company acquired MedCare Technologies Corporation as a wholly-owned subsidiary in exchange for 2,000,000 shares of the Company's common stock, for a total value of $300,000. This transaction was completed in order to acquire the MedCare UI System, a method for treating urinary incontinence without the use of drugs or surgery. On August 25, 1995, the Company approved an increase in the authorized capital to 101,000,000 shares of stock, comprised of 100,000,000 common shares with a par value of $0.0001 per share and 1,000,000 preferred shares with a par value of $0.25 per share, and approved a name change to MedCare Technologies, Inc.

     On August 15, 1995, the Company authorized in a Private Placement Memorandum, pursuant to Regulation D, Rule 504, 4,200,000 shares of its common stock at an offering price of $0.15. This offering was conducted in order to raise money for research and development on the MedCare UI System and was broken down as follows: $300,000 for public relations and advertising, $155,000 for market research and development, $45,000 for consulting, $25,000 for miscellaneous expenses and $75,000 as a cash reserve. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

     On October 1, 1995, the Company's wholly owned subsidiary, MedCare Technologies Corporation, acquired 100% of Manon Consulting Ltd., an Alberta, Canada, corporation, for a nominal value from its owners, Diane Nunzianto, a MedCare Technologies, Inc. director and Philip Tolley and Mel Tolley. On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash and 25,000 shares of its common stock in exchange for consulting services for a total value of $75,000.

     The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was completed on August 15, 1996. This offering was for 50,000 shares of common stock at $4.75 per share for a total offering of $237,500. The proceeds from this offering were arketing, and working capital.

     The Company has developed the MedCare UI System as a non-invasive (i.e., no catheters or other internally implanted devices), non-surgical, non-drug, cost effective way to significantly reduce or potentially eliminate many symptoms of urinary incontinence (UI). Compliance with Federal, Provincial and local environmental provisions will have no material effect upon the Company. To date, the Company has spent $155,000 on the development of medical protocols, advertising, equipment, and other research and development costs.

     At present, there are only a few small incontinence clinics scattered across North America that use a combination of currently available non-invasive alternative treatment options to treat UI patients. Most, if not all, of these clinics have limited financial strength for adequate marketing and advertising, and operate only locally. The Company plans to market its own UI clinics through a combination of radio, TV, print, direct mail, seminars, doctor referral and guest interviews by Company representatives in the local media.

     There are two characteristics of the Company's operation which may have a material impact upon the Company's future financial performance: its reliance on insurance coverage for payment and referrals from gynaecologists, urologists, urogynaecologists and other medical professionals. Because the MedCare UI System is primarily based on EMG (electromyography) biofeedback, which is an approved service by Medicare, Medicaid and most commercial insurance companies, insurance is expected to cover approximately $200 per patient treatment, with the average patient requiring 6 to 8 visits. Payments from HMOs such as Aetna, Cigna and Humana are expected to range from 50% to 100% of the treatment costs.
There can be no assurance, however, that such payments will be received by the Company. Due to the fact that the Company's treatment process is non-surgical and non-drug, however, it offers a lower cost treatment alternative and it is unlikely, therefore, that insurance coverage will change. Many medical professionals, moreover, advocate drugs or surgery as their preferred method of treatment for incontinent patients, primarily because they have been trained to do so and are financially motivated to offer surgery, drugs or other invasive treatment options. There is no guarantee that this will change in the future.

     The Company and its subsidiaries have a total of 6 employees, of whom 4 are full-time.

ITEM 7.   DESCRIPTION OF PROPERTY

     The Company currently has the use of approximately 500 square feet of office space, the use of 2 board rooms, and all office equipment, including a photocopier and telephone equipment, on a shared basis with one of the Company's directors. The offices are located at Suite 1408 - 400 Burrard Street, Vancouver, British Columbia, Canada, and are used primarily as the Company's executive offices. No rent is paid by the Company and there is no lease agreement in place. A second office is located at 2443 Warrenville Road, Suite 600, Lisle, Illinois, 60532. These offices are rented on a month-to-month basis for $160 per month.

     The Company also maintains a clinic currently being utilized as a developmental facility for the MedCare UI System at 1133 Seventh Avenue, S.W., Calgary, Alberta, Canada. This clinic is 200 square feet in size and is located within a senior citizens' health facility at the Kerby Center for Seniors. The rent on this facility is approximately Canadian $400 per month.


ITEM 8.   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

HARMEL S. RAYAT (AGE 35) PRESIDENT AND CHIEF EXECUTIVE OFFICER. Mr. Rayat is one of the co-developers of the MedCare UI System. Mr. Rayat has been in the venture capital industry since 1981 and is the president of Hartford Capital Corporation, a company which specializes in providing early stage funding and investment banking services to emerging growth corporations.
He has been a director of the Company since September 1995 and the President since June 18, 1996. Mr. Rayat is also a director of Far West Resources, Inc., a non-reporting company trading on the NASDAQ OTC Bulletin Board.

VALERIE BOELDT-UMBRIGHT (AGE 31) DIRECTOR. Mrs. Boeldt-Umbright is a registered nurse, with a Bachelors of Science degree in community health education from Northern Illinois University. With over two years of actual management experience in the day-to-day operation of the Incontinence Clinic in Chicago, Mrs. Boeldt-Umbright has supervised personnel, dealt with insurance and reimbursement matters, marketing and physician interaction and referrals. She has instructed patients in biofeedback for their pelvic floor muscles, established individualized neuromuscular reeducation programs, written new clinical protocols and articles for publication and has worked as a member of a university team to provide excellent care and medical treatment for patients. She has been a director of the Company since March 1996.

NARINDER THOULI (AGE 32) DIRECTOR. Mr. Thouli has five years of experience with medical technology companies, primarily as a consultant to emerging market product developers. He is experienced in marketing, human resources, research and development and clinical and regulatory affairs. Mr. Thouli has been the treasurer and a director of the Company since October 1995. He is also a director of MIS Multimedia Interactive Services, Inc., a public company listed on the Vancouver Stock Exchange.

DIANE NUNZIATO (AGE 42) DIRECTOR. Ms. Nunziato has a Bachelors of Science and a Masters of Clinical Science from the University of Western Ontario, as well as numerous certifications in courses ranging from adult learning, clinical supervision and instruction, group dynamics, learning theories, and management. Ms. Nunziato has been instrumental in developing and refining the clinical protocols for the MedCare UI System and has in-depth knowledge of every aspect of establishing a clinical system, including marketing, billing, medical products and equipment, patient and physician interaction, and the training and supervision of personnel. Ms. Nunziato has been a director of the Company since November 1995.

KUNDAN S. RAYAT (AGE 68) DIRECTOR/SECRETARY. Mr. Rayat has over 45 years of experience as an entrepreneur and owner of a diverse spectrum of businesses, ranging from automotive to heavy construction, on three different continents. Since 1985, Mr. Rayat has primarily devoted his time to venture capital, investing in numerous start up ventures, and provides seasoned senior management advice to emerging market companies as a consultant. Mr. Rayat has been a director and the secretary of the Company since August 1995. He is also a director of Far West Resources, Inc., a non-reporting company trading on the NASDAQ OTC Bulletin Board. He is the father of Harmel S. Rayat, president of the Company.


ITEM 9.   REMUNERATION OF DIRECTORS AND OFFICERS

     The following table sets forth certain information as to the Company's five highest paid executive officers and directors for the fiscal year ended December 31, 1995 and for the fiscal year which will end on December 31, 1996. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.


                          Summary Compensation Table
_______________________________________________________________________
Name and principal position             Year           Salary
_______________________________________________________________________

Harmel S. Rayat, President & CEO        1995           $2,500.00
Valerie Boeldt-Umbright, Director       1995           $43,500.00
Harmel S. Rayat, President & CEO        1996           $0.00
Valerie Boeldt-Umbright, Director       1996           $43,500.00
_______________________________________________________________________

     In fiscal 1995, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $46,000.00. Compensation of $43,500 will be paid executive officers and directors for services in fiscal 1996.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

     The following table sets forth, as of June 26, 1996, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.



________________________________________________________________________
     (1)                (2)                      (3)               (4)
                 Name and address of      Amount and Nature      Percent
Title of Class   beneficial owner        of beneficial owner     of class
________________________________________________________________________

Common stock     Harmel S. Rayat                  2,000,000      31.7%
                 5131 Highgate Street
                 Vancouver, B.C., V5R 3G9

Common stock     Directors and Officers           2,000,000      31.7%


ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     The Company maintains its executive offices on a shared basis with its President and Chief Executive Officer.

     On October 1, 1995, the Company acquired 100% of Manon Consulting Ltd. for nominal value. Diane Nunziato, a director of the Company, was a director and minority shareholder of Manon Consulting at the time of the transaction, which was approved by both boards after disclosure.


ITEM 12.  SECURITIES BEING OFFERED

PREFERRED STOCK

     The Company has 1,000,000 preferred shares authorized, with none issued at this time. The Board of Directors may issue the preferred shares from time to time in one or more series, each series to have voting rights, preference in dividends and in liquidation and such other rights, preferences and conditions as the Board of Directors may designate by an amendment to the Company's Articles of Incorporation by action duly adopted without shareholder action and shareholder action shall not be required thereof.

COMMON STOCK

     The Company has 100,000,000 common shares authorized. The Company has 500,000 shares reserved under its 1995 Stock Option Plan for issuance at $3.00 per share until December 31, 2001. The optionees and numbers of shares optioned are as follows:

               Harmel S. Rayat               150,000
               Bhupinder Mann*               100,000
               Ranijit Bhogal*               100,000
               Herdev S. Rayat*              100,000
               Frank Mueller                 10,000
               Sarbjit Thouli                10,000
               Grant Mackney                 10,000
               Todd Weaver                   10,000
               Dave Gamache                  10,000

* As of June 30, 1996, each of these optinees have exercised options on 11,666 of their shares at $3.00 each.

     The Company has 300,000 shares reserved under its 1996 Stock Option Plan for issuance at $4.50 per share until June 20, 2001. None of these shares have been exercised. The optionees are as follows:

               Harmel S. Rayat               160,000
               Terry Johnston                60,000
               Valerie J. Boeldt-Umbright    40,000
               Dr. Michael M. Blue           40,000*

* These shares are for issuance at $5.00 per share until August 15, 2001.


                                 PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     The shares of the Company's stock are traded on the OTC Bulletin Board and the following have been the average High and Low prices for the times indicated:

                                        High           Low
                                        ----           ---

April-June 1996                         $5.625         $4.75
January-March 1996                      $4.875         $4.75
October-December 1995                   $6.00          $3.785
July-September 1995                     $6.00          $5.375

Prior to this period, the Company traded as Multi Spectrum Group, Inc. and traded between $0.02 and $0.03 per share for many years.

     There are no outstanding warrants or convertible securities other than stock options currently outstanding.

     As of June 30, 1996 there were 143 registered shareholders in the Company. To the best of the Company's knowledge, all of these people were accredited investors. There are no dividend restrictions in the Company.


ITEM 2.   LEGAL PROCEEDINGS

     There are no legal proceedings pending or threatened against the Corporation.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On August 21, 1995, the accounting firm of Jones, Thomas, Jenson and Associates was replaced by William L. Clancy, CPA, as the Company's independent accounting firm. There were and are no disagreements with Jones, Thomas, Jensen and Associates.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On August 14, 1995, the Company acquired the MedCare UI system assets for 2,000,000 shares of the Company's common stock for a total value of $300,000. On August 15, 1995, the Company authorized in a Regulation D, Rule 504 Disclosure Memorandum the sale of 4,200,000 shares of its common stock at an offering price of $0.15. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000. These sales were made to Canadian and American citizens and a Form D was filed. On December 31, 1995, the Company issued 16,666 shares of its common stock for $50,000 cash and 25,000 shares of its common stock in exchange for consulting services to Cambridge Capital Corporation of Grand Turk, Turks & Caicos Islands, British West Indies, for a total value of $75,000.

     The Company has just completed, on August 15, 1996, an offering via a Private Placement Memorandum pursuant to Regulation D, Rule 504. This offering was for a total of 50,000 shares of common stock at an offering price of $4.75 per share for a total offering of $237,500.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The officers and directors of the Company are indemnified as provided under Nevada Statutes. No additional indemnification has been authorized.


                                  PART F/S
                            FINANCIAL STATEMENTS

     The Company's audited Financial Statements are attached hereto.


                                  PART III
                             INDEX TO EXHIBITS

                                                             PAGE
Exhibit 1:  Articles of Incorporation and Amendments          E-2
Exhibit 2:  Bylaws                                           E-22
Exhibit 3:  Plan of Merger with Multi-Spectrum Group         E-52
Exhibit 4:  Board Meeting Minutes for Reverse Stock
             Split of 8/11/95                               E-117
Exhibit 5:  Board Meeting Minutes for Increase in
             Capital of 8/25/95                             E-120
Exhibit 6:  Acquisition Agreement for Assets of
             MedCare Corporation                            E-122
Exhibit 7:  504 Memorandum of 8/31/95                       E-125
Exhibit 8:  504 Memorandum of 6/22/96                       E-140

                            FINANCIAL STATEMENTS

                                  CONTENTS


     Independent Auditor's Report  - - - - - - - - - - -  - - - - 1

     Consolidated Balance Sheets at December 31, 1995  - -  - - - 2-3

     Consolidated Statements of Operations  - - - - - - - - - - - 4

     Consolidated Statements of Stockholders' Equity  - - - - - - 5-8

     Consolidated Statement of Cash Flows -- - - - - -- - - - - - 9-10

     Notes to Consolidated Financial Statements - - - - - - - - - 11-14

                             WILLIAM L. CLANCY
                        CERTIFIED PUBLIC ACCOUNTANTS

CENTRAL PLAZA
SUITE 890
4041 NORTH CENTRAL AVENUE                                       (602) 266-2646
P.O. BOX 16627 (85011-6627)                                Fax: (602) 266-2402
PHOENIX, ARIZONA 85012
                        INDEPENDENT AUDITOR'S REPORT

Board of Directors
MedCare Technologies, Inc.
Vancouver, B.C.

I have audited the accompanying consolidated balance sheets of MedCare Technologies, Inc. (A Development Stage Company) as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedCare Technologies, Inc. (A Development Stage Company) as of December 31, 1995 and 1994. in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a Development Stage Company as defined in Financial Accounting Standards Board Statement No. 7. The Company is devoting substantially all of its present efforts in establishing a new business and although planned principal operations have commenced, there have been no significant revenues. In addition, the Company does not presently have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ William L. Clancy
William L. Clancy, CPA

March 31, 1996

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                        CONSOLIDATED BALANCE SHEETS
                         December 31, 1995 and 1994

                                   ASSETS
                                              1995           1994

Current Assets
     Cash                                  $  44,975      $      0
     Accounts Receivable                         640             0
                                             -------       -------
     Total Current Assets                     45,615             0

Property and Equipment, at Cost -- Note 2
     Office Equipment                          4,103             0
     Medical Equipment                        16,799             0
                                             -------       -------
                                              20,902             0
     Less Accumulated Depreciation             8,575             0
                                             -------       -------
     Net Book Value                           12,327             0

Other Assets
     Organization Costs (Net of
      Amortization)                              188            50
     Deferred Charges --
        Start Up Costs - Note 2              542,706             0
     Intangible Assets --
        MedCare UI System - Note 3           300,000             0
                                             -------       -------
     Total Other Assets                      842,894            50
                                             -------       -------

Total Assets                               $ 900,836      $     50
                                             =======       =======












            The accompanying notes are an integral part of these
                           financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                        CONSOLIDATED BALANCE SHEETS

                         December 31, 1995 and 1994

                    LIABILITIES AND STOCKHOLDERS' EQUITY

                                                1995          1994
Current Liabilities
     Accounts Payable                      $     979      $      0
     Notes Payable - Officers - Note 4 & 5    23,135             0
                                             -------       -------
     Total Current Liabilities                24,114             0

Total Liabilities                             24,114             0

Stockholders' Equity
     Preferred Stock, $.25 Par Value
     1,000,000 Authorized; Issued
     And Outstanding, none                         0             0

     Common Stock, Par Value $.001
        Authorized 100,000,000 shares;
        Issued and Outstanding, 6,300,185
        At December 31, 1995, and
        70,222,800 at December 31, 1994        6,300        70,223
     Additional Paid In Capital            1,040,713      ( 36,919)
     Deficit Accumulated During The
        Development Stage                   (170,291)     ( 33,254)
                                             -------       -------
     Total Stockholders' Equity              876,722            50
                                             -------       -------

Total Liabilities and
 Stockholders' Equity                      $  900,836     $     50
                                           ==========     ========





              The accompanying notes are an integral part of these
                           financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                   CONSOLIDATED STATEMENTS OF OPERATIONS

               For the Years Ended December 31, 1995 and 1994
                   And From Inception (January 17, 1986)
                         Through December 31, 1995

                                                         Deficit
                          Year             Year          Accumulated
                          Ended            Ended         During The
                          December         December      Development
                          31, 1995         31, 1994      Stage

Revenues                  $  1,729        $      0      $  1,729

Expenses
  General and
    Administrative         138,766               0       174,807
                          --------        --------      --------

  Total Expenses           138,766               0       174,807
                          --------        --------      --------

Net Operating (Loss)      (137,037)              0      (173,078)

Other Income
  Interest Income                0               0         2,787
                          --------        --------      --------

Net Loss                 $(137,037)       $      0     $(170,291)
                          ========        ========      ========

Net Loss Per Share       $     NIL        $    NIL     $     NIL
                          ========        ========      ========














            The accompanying notes are an integral part of these
                           financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     From Inception (January 17, 1986)
                         Through December 31, 1995

                                                               Deficit
                                                               Accumulated
                                                  Additional   During The
                         Common Stock             Paid In      Development
                     Shares         Amount        Capital      Stage
Balance --
  January 17,
  1986                       0      $      0     $      0      $      0
Issued to
  officers and
  directors
  at $.002
  per share          2,500,000         2,500        2,500

Issued
  pursuant to
  a public
  offering
  at $.01            3,645,000         3,645       32,805

Cost of
  offering                                         (7,946)

Net loss from
  Inception on
  January 17,
  1986 through
  December 31,
  1987                                                            (316)
                      --------      --------     --------     --------

Balance -
  December 31,
  1987               6,145,000         6,145       27,359        ( 316)

Escrow fee
  for public
  offering                                           (200)

Net loss year
  ended
  December 31,
  1988                                                          (1,030)
                      --------      --------     --------     --------

Balance -
  December 31,
  1988               6,145,000         6,145       27,159      (1, 346)


               The accompanying notes are an integral part of
                        these financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     From Inception (January 17, 1986)
                         Through December 31, 1995

                                                               Deficit
                                                               Accumulated
                                                  Additional   During The
                          Common Stock            Paid In      Development
                      Shares        Amount        Capital      Stage
Net loss year
  ended
  December 31,
  1989                                                         (21,707)
                      --------      --------     --------     --------

Balance --
  December 31,
  1989               6,145,000         6,145       27,159      (23,053)

Issuance in
  accordance
  with plan of
  merger with
  Multi-
  Spectrum
  Group, Inc.
  February 28,
  1990              55,305,000        55,305      (55,305)

Net loss year
  ended
  December 31,
  1990                                                         (10,201)
                      --------     ---------      --------    --------

Balance --
  December 31,
  1990              61,450,000        61,450      (28,146)     (33,254)

Net loss year
  ended
  December 31,
  1991                                                               0
                      --------      --------     --------      -------

Balance -
  December 31,
  1991              61,450,000        61,450      (28,146)     (33,254)

Issued to
  Group of
  Five, Inc.
  November 13,
  1992               8,772,800         8,773       (8,773)           0
                      --------      --------     --------     --------

Net loss year
  Ended
  December 31,
  1992                                                               0
                      --------      --------     --------     --------

               The accompanying notes are an integral part of
                        these financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     From Inception (January 17, 1986)
                         Through December 31, 1995

                                                               Deficit
                                                               Accumulated
                                                  Additional   During The
                         Common Stock             Paid In      Development
                     Shares         Amount        Capital      Stage
Balance --
  December 31,
  1992             70,222,800        70,223       (36,919)     (33,254)

Net loss year
  ended
  December 31,
                                                                     0
                     --------      --------      --------     --------

Balance --
  December 31,
  1993             70,222,800        70,223       (36,919)     (33,254)

Net loss year
  ended
  December 31,
  1994                                                               0
                     --------      --------      --------     --------

Balance
  December 31,
  1994             70,222,800        70,223       (36,919)     (33,254)

Reverse Split
  1200:1
  August 11,
  1995            (70,164,281)      (70,164)       70,164


Acquisition of
  MedCare UI
  System
  Assets
  August 14,
  1995              2,000,000         2,000       298,000

Issued
  pursuant to
  a public
  offering
  at $.001
  September
  20, 1995          4,200,000         4,200       625,800

Cost of
  offering                                        (30,000)

               The accompanying notes are an integral part of
                        these financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     From Inception (January 17, 1986)
                         Through December 31, 1995

                                                               Deficit
                                                               Accumulated
                                                  Additional   During The
                         Common Stock             Paid In      Development
                     Shares         Amount        Capital      Stage
Purchase of
  100% of the
  outstanding
  stock of
  Manon
  Consulting, Ltd.
  on October 1,
  1995                                            (11,290)

Issued for cash
  December 31,
  1995                  16,666            17       49,983

Issued for
  services
  December 31,
  1995                  25,000            25       74,975

Net loss year
  ended
  December 31,
  1995                                                        (137,037)
                      --------      --------     --------     --------

Balance --
  December 31,
  1995               6,300,185      $  6,301   $1,040,713    $(170,291)
                     =========      ========    =========    =========












               The accompanying notes are an integral part of
                        these financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             For The Year Ended December 31, 1995 and 1994 and
                     From Inception (January 17, 1986)
                         Through December 31, 1995

                                                            Deficit
                                Year           Year         Accumulated
                                Ended          Ended        During The
                                December       December     Development
                                31, 1995       31, 1994     Stage

Cash Flows From Operating
    Activities:
  Net Loss                     $ (137,037)     $      0    $ (170,291)
Adjustments to Reconcile
    Net Loss to Net Cash
    Used In Operating Activities
  Depreciation                      8,575             0         8,575
  Changes in Assets and
    Liabilities
  Accounts Receivable                (640)            0          (640)
  Organization Costs                 (138)            0          (188)
  Start Up Costs                 (542,706)            0      (542,706)
  Accounts Payable                    979                         979
                                 --------      --------     ---------
  Total Adjustments              (533,930)            0      (533,980)
                                 --------      --------     ---------

  Net Cash Flows from
    Operating Activities         (670,967)            0      (704,271)

Cash Flows From Investing
    Activities
  Purchase of Property and
    Equipment                     (20,902)            0       (20,902)
  Purchase of Subsidiary          (11,291)            0       (11,291)
                                 --------      --------      --------

  Net Cash Provided for
    Investing Activities          (32,193)            0       (32,193)

Cash Flows From Financing
  Activities
  Issuance of Common Stock        755,000             0       796,450
  Offering Costs                  (30,000)            0       (38,146)
  Notes Payable                    23,135             0        23,135
                                 --------      --------      --------

  Net Cash Flows from
    Financing Activities          748,135             0       781,439

Net Increase in Cash               44,975             0        44,975

Cash and Cash Equivalents
  Beginning of Period                   0             0             0

Cash and Cash Equivalents
  End of Period                  $ 44,975      $      0      $ 44,975
                                 ========      ========      ========

            The accompanying notes are an integral part of these
                           financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             For The Year Ended December 31, 1995 and 1994 and
                     From Inception (January 17, 1986)
                         Through December 31, 1995

Supplemental Information

Non-Cash Financing
  Intangible Assets Purchased
    With Common Stock             $300,000     $      0       $300,000
                                  ========     ========       ========

Interest Paid                     $      0            0              0
                                  ========     ========       ========

Income Taxes Paid                 $      0            0              0
                                  ========     ========       ========




















            The accompanying notes are an integral part of these
                           financial statements.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         December 31, 1995 and 1994

NOTE 1 -  ORGANIZATION
          ------------

     MedCare Technologies, Inc. (The Company), formerly known as Multi-Spectrum Group, Inc., was incorporated under the name of Santa Lucia Funding, Inc., under the laws of the State of Utah on January 17,1986 with a authorized capital of 50,000,000 common shares with a par value of $.001. On February 8, 1990, the Company adopted a plan of merger with Multi-Spectrum Group, Inc., a Delaware Corporation, in which Multi-Spectrum Group, Inc. would be dissolved and the name of Santa Lucia Funding, Inc. would be changed to Multi-Spectrum Group, Inc.
     The Company authorized a reverse split of 1200:1 to be effective August 11, 1995. On August 28, 1995, the Company approved an increase in the authorized capital to 101,000,000 of which 100,000,000 shares shall be Common Stock with a par value of $.001 and 1,000,000 shares shall be Preferred Stock with a par value of $.25 per share, and a name change to MedCare Technologies, Inc. The Company has been inactive since January 1, 1990. The Company has had no revenues nor incurred any operating expenses during the inactive period.

     On August 11, 1995, the Stockholders authorized a reverse split of 1200:1 reducing the outstanding common shares to 58,519.

     On August 14, 1995, the Company acquired the MedCare UI System assets in exchange for 2,000,000 shares of Company's common stock for a total value of $300,000.

     On September 20, 1995, the Company authorized in a 504D Disclosure Memorandum, 4,200,000 shares of it's common stock at a offering price of $.15. On September 20, 1995, the offering was completed with all shares being issued for a total value of $630,000, less offering costs of $30,000.

     On October 1, 1995, the Company purchased 100% of the outstanding shares of Manon Consulting, Ltd. Manon Consulting, Ltd. will be a wholly owned subsidiary of the Company.

     On December 31, 1995, the Company issued 16,666 shares of it's common stock for $50,000 cash.

     On December 31, 1995, the Company issued 25,000 shares of it's common stock in exchange for consulting services for a total value of $75,000.

     The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of it's present efforts in securing and establishing a new business, and its planned principal operations have not commenced and, accordingly, no revenue has been derived therefrom during the inactive period. In addition, the Company does not presently have adequate

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         December 31, 1995 and 1994

NOTE 1 -  ORGANIZATION (CONTINUED)
          ------------------------

     financing to carry out it's business plan. These factors raise substantial doubt abut it's ability to continue as going concern.

     The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern, is dependent upon a successful purchase and financing of a business and its ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time.

Note 2 -  Significant Accounting Policies
          -------------------------------

     A.   Method of Accounting
          --------------------

          The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

     B.   Cash and Cash Equivalents
          -------------------------

          The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

     C.   Principles of Consolidation
          ---------------------------

          The accompanying consolidated financial statements include the accounts of the Company and it's wholly owned subsidiary, Manon Consulting, Ltd. Intercompany transactions have been eliminated in consolidation.

     D.   Equity Method
          -------------

          Investments in companies have been included in the financial report using the equity method of accounting. The Company's only wholly owned subsidiary, Manon Consulting, Ltd., is engaged in the business of medical consulting and services in Canada.

     D.   Deferred Charges
          ----------------

          The Company has deferred all start up costs from January 1, 1991 to September 30, 1995 amounting to $542,706. The Company intends to amortize these costs over 5 years beginning with the first year in which commercial sales occur. Such amortization schedule will result in charges against earnings of $108,541 per year for each of the years.

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         December 31, 1995 and 1994

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
          -------------------------------------------

     E.   Organizational Expenses
          -----------------------

          Organizational expenses represent legal and filing fees. Upon commencement of planned principal operations, the Company will amortize its organization costs over sixty (60) months using the straight line method.

     F.   Property and Equipment
          ----------------------

          Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives as follows:

               Office Equipment         3 to 5 years
               Medical Equipment        3 to 5 years

          Depreciation charged to expense during the period was $718.

     G.   Income Taxes
          ------------

          There has been no provision for income taxes, because of the losses that the Company has incurred to date. The Company has net operating losses that will expire beginning with the year 2002 through 2005, in the amount of $33,254, unless utilized by the Company. The current year loss has been incurred entirely in Canada.

     H.   Earnings or (Loss) Per Share
          ----------------------------

          Earnings or loss per share is computed using the weighted average number of shares of common stock outstanding.

NOTE 3 -  MEDCARE UI SYSTEM
          -----------------

          On August 14, 1995, the Company acquired The MedCare UI System in exchange for 2,000,000 shares of common stock of MedCare Technologies, Inc. The transaction was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting Principles Board. The Company has developed The MedCare UI System (Urinary Incontinence) that significantly reduces or completely eliminates the majority of UI cases using a program that takes into account the clinical, cognitive, functional and residential status of the patient. The Company intends to amortize the cost of the

                         MEDCARE TECHNOLOGIES, INC.
                       (A Development Stage Company)

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         December 31, 1995 and 1994

NOTE 3 -  MedCare UI Systems (Continued)
          ------------------------------

          system over 15 years beginning with the first year in which commercial sales occur. Such amortization will result in charges against earnings of $20,000 per year of each of the years.

Note 4 -  NOTES PAYABLE
          -------------

          The Company has loans payable to officers of related companies that are paid back as cash flows allow. The notes are demand notes with no interest rates currently applicable.

Note 5 -  TRANSACTIONS WITH RELATED PARTIES
          ---------------------------------

          Notes payable represent advance from related officers that are paid back as cash flows allow. The notes are demand notes with no interest rates currently applicable.

                                 SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on _____________________, 19____.


                                   MEDCARE TECHNOLOGIES, INC.


                                   By __________________________________
                                      Harmel S. Rayat, President


     This offering statement has been signed by the following persons in the capacities andon the dates indicated.



---------------------------------------      ---------------------------
Narinder Thouli, Treasurer and Director      Date


---------------------------------------      ---------------------------
Kundan S. Rayat, Secretary and Director      Date


---------------------------------------      ---------------------------
Valerie Boeldt-Umbright, Director            Date


---------------------------------------      ---------------------------
Diane Nunziato, Director                     Date